China Digital TV Reports that OpenV is being Investigated Over Alleged Copyright Infringements

BEIJING, October 27, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China's expanding digital television market, today announced that it has been informed that OpenV China Holdings Company (“OpenV”), a Chinese online video company in which the Company holds a minority stake, is being investigated over alleged copyright infringements regarding some of its online video content.

On October 27, 2010, China Digital TV was notified by OpenV that OpenV has been under investigation for alleged copyright infringement by a Chinese government authority. In addition, China Digital TV was informed that a number of OpenV’s executive officers are in police custody helping investigators with their enquiries. OpenV’s normal online video services to customers have been suspended because of the ongoing investigation.

Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer commented, “As a minority shareholder in OpenV, we are closely monitoring the situation as it develops and evaluating all possibilities to try to minimize any potential negative impact on us and our shareholders.”

The Company has invested an aggregate of US$5 million in OpenV to date and currently holds an approximately 11.5% equity interest in that company. China Digital TV has appointed two existing members of OpenV’s board of directors. The Company otherwise does not have any on-going business relationship with OpenV.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com